                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 2)


                               CARROLLTON BANCORP
       -----------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
       ------------------------------------------------------------------
                         (Title of Class of Securities)

                                   145282 10 9
                           --------------------------
                                 (CUSIP Number)


CUSIP No. 145282 10 9

1.       NAME OF REPORTING PERSON
         S.S. or I.R.S. IDENTIFICATION OF ABOVE PERSON

                  Patricia A. Rogers
                  ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                  Not Applicable

3.       SEC USE ONLY

4.       CITIZENSHIP OR PLACE OF ORGANIZATION

                  United States

5.       SOLE VOTING POWER

                  114,372

6.       SHARED VOTING POWER

                  110,410

7.       SOLE DISPOSITIVE POWER

                  114,372

8.       SHARED DISPOSITIVE POWER

                  110,410

9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  224,782

10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES (x) See Item 4.


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                  8.31%

12.      TYPE OF REPORTING PERSON

                  IN

ITEM 1.

         (a)      Name of Issuer:

                           Carrollton Bancorp

         (b)      Address of Issuer's Principal Executive Offices:

                           344 North Charles Street, Suite 300
                           Baltimore, Maryland  21201

ITEM 2.

         (a)      Name of Person Filing:

                           Patricia A. Rogers

         (b)      Address of Principal Business Office or, if none, Residence:

                           P.O. Box 246
                           St. Giles Road
                           Gibson Island, Maryland  21056

         (c)      Citizenship:

                           United States

         (d)      Title of Class of Securities:

                           Common Stock

         (e)      CUSIP Number:

                           145282 10 9

ITEM 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a)    ___      Broker or dealer registered under section 15 of the Act
                     (15 U.S.C. 78o).
     (b)    ___      Bank as defined in section 3(a)(6) of the Act
                     (15 U.S.C. 78c).
     (c)    ___      Insurance company as defined in section 3(a)(19) of the
                     Act (15 U.S.C. 78c).
     (d)    ___      Investment company registered under section 8 of the
                     Investment Company Act of 1940 (15 U.S.C. 80a-8).
     (e)    ___      An investment adviser in accordance with
                     section 240.13d-1(b)(1)(ii)(E).
     (f)    ___      An employee benefit plan or endowment fund in accordance
                     with section 240.13d-1(b)(1)(ii)(F).
     (g)    ___      A parent holding company or control person in accordance
                     with section 240.13d-1(b)(1)(ii)(G).
     (h)    ___      A savings association as defined in section 3(b) of the
                     Federal Deposit Insurance Act (12 U.S.C. 1813).
     (i)    ___      A church plan that is excluded from the definition of an
                     investment company under section 3(c)(14) of the Investment
                     Company Act of 1940 (15 U.S.C. 80a-3).
     (j)    ___      Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

     Not Applicable.

ITEM 4.     Ownership

     (a) Amount Beneficially Owned as of December 31, 2000: 224,782. This amount includes 73,410 shares owned by corporations of which Reporting Person is a principal stockholder and 37,000 shares owned by a trust of which Reporting Person is the beneficiary. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Reporting Person expressly disclaims beneficial ownership of 73,410 shares owned by the corporations and 37,000 shares owned by the trust.

     (b)    Percent of class: 8.31%

     (c)    Number of shares as to which the person has:

            (i)      Sole power to vote or to direct the vote - 114,372.

            (ii) Shared power to vote or to direct the vote - 110,410. This amount includes 73,410 shares owned by corporations of which Reporting Person is a principal stockholder and 37,000 shares owned by a trust of which Reporting Person is the beneficiary. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Reporting Person expressly disclaims beneficial ownership of 73,410 shares owned by the corporations and 37,000 shares owned by the trust.

            (iii) Sole power to dispose or to direct the disposition of - 114,372.

            (iv) Shared power to dispose or to direct the disposition of - 110,410. This amount includes 73,410 shares owned by corporations of which Reporting Person is a principal stockholder and 37,000 shares owned by a trust of which Reporting Person is the beneficiary. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, Reporting Person expressly disclaims beneficial ownership of 73,410 shares owned by the corporations and 37,000 shares owned by the trust.

ITEM 5.     Ownership of Five Percent or Less of a Class

       Not Applicable.

ITEM 6.     Ownership of More than Five Percent on Behalf of Another Person

       Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

       Not Applicable.

ITEM 8.     Identification and Classification of Members of the Group

       Not Applicable.

ITEM 9.     Notice of Dissolution of Group

       Not Applicable.

ITEM 10.    Certification

       Not Applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      FEBRUARY 8, 2001
                                      -----------------------------------
                                      Date


                                      /s/ Patricia A. Rogers
                                      -----------------------------------
                                      Signature


                                      Patricia A. Rogers
                                      -----------------------------------
                                      Name


         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                                      -6-